VERIZON NORTHWEST INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes	$215.8
Equity in income from affiliate	(.1)
Interest expense	32.6
Portion of rent expense representing interest	13.1
Amortization of capitalized interest	.5

Earnings, as adjusted	$261.9

Fixed charges:
Interest expense	$32.6
Portion of rent expense representing interest	13.1
Capitalized interest	.9

Fixed Charges	$46.6

Ratio of Earnings to Fixed Charges	5.62